[Letterhead of China Auto Rental Holdings Inc.]

June 1, 2012

VIA EDGAR

Ms. Julie F. Rizzo, Attorney-Advisor

Ms. Tonya K. Aldave

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:  China Auto Rental Holdings Inc. (the “Company”) Request for Withdrawal of Form AW

Dear Ms. Rizzo and Ms. Aldave:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company respectfully requests withdrawal of the Form AW that was previously filed by the Company with the Commission on May 23, 2012 (Accession number: 0001104659-12-039301). The Company will re-file the request for withdrawal of Registration Statement on Form F-1 (File No. 333-179048) with the form type “Form RW” instead.

Sincerely,

/s/ Charles Zhengyao Lu
Charles Zhengyao Lu
Chairman and Chief Executive Officer